SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

COPELAND RISK MANAGED DIVIDEND GROWTH FUND

LETTER OF INVESTMENT INTENT

December 16, 2010

To the Board of Trustees of Copeland Risk Managed Dividend Growth Fund:

Effective December 1, 2010, the undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Copeland Risk Managed Dividend Growth Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

By: /s/ Edward C. Rorer

Name: Edward C. Rorer

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